UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reports results of exploratory well in Campos Basin pre-salt

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Rio de Janeiro, March 24, 2025 – Petróleo Brasileiro S.A. - Petrobras informs that it has identified the presence of hydrocarbons in the Campos Basin pre-salt, in an exploratory well of Norte de Brava block.

Well 1-BRSA-1394-RJS is located 105 km from the state of Rio de Janeiro, at a water depth of 575 meters.

The drilling of the well has been completed, and it is currently undergoing final wireline loggings. The hydrocarbon-bearing interval has been detected by means of electrical logs, gas shows, and fluid sampling, which will later be characterized by laboratory analysis. The consortium will continue the operations to fulfill the well’s drilling project up to the planned final depth and characterize the conditions of the reservoirs found. These data will make it possible to assess the potential and direct the next exploratory activities in the area.

Norte de Brava block is an important asset for exploring the pre-salt potential, particularly in the Campos Basin. The block was acquired in December 2022, in the 1st Cycle of the Open Acreage in the Production-Sharing, a bidding round organized by the National Petroleum, Natural Gas and Biofuels Agency (ANP), under the Production Sharing regime, with Pré-Sal Petróleo S.A. (PPSA) as the manager. Petrobras is the operator of the block and holds a 100% working interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer